June 10, 2016

Via EDGAR

Securities and Exchange Commission
100 F Street N. E.
Washington, D.C. 20549
Attention: Mr. Robert F. Telewicz, Jr.

Re:    Boyd Gaming Corporation
Form 10-K for the fiscal year ended December 31, 2015
Filed February 25, 2016
File No. 001-12882

Dear Mr. Telewicz:

On behalf of Boyd Gaming Corporation (the “Company”), this letter is being submitted in response to the comment received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 26, 2016 with respect to the Company’s Form 10-K for the year ended December 31, 2015 (the “2015 Form 10-K”) filed on February 26, 2016. The numbering of the paragraph below corresponds to the numbering of the Staff’s letter, the text of which we have incorporated into this response letter for convenience.

Form 10-K for the fiscal year ended December 31, 2015

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations, page 57

1.
We note your response to our prior comment one and are still unclear how your current presentation is appropriate. Please explain to us how Rule 5-03(b)12, which allows the presentation of the equity in earnings of unconsolidated subsidiaries to be presented in a different position or in a different manner, allows for the line item to be disaggregated. In your response please explain to us how your presentation complies ASC Topic 323-10-45-1.

The financial reporting presentation for our 50% investment in Borgata was initially established when the joint venture commenced operations in July 2003. As the managing member of the holding company that owns Borgata, we are responsible for the venture’s day-to-day operations, which are similar in nature to the management of the operations of our wholly-owned properties. We therefore believe the operations of Borgata are integral to our business. Beginning with our Form 10-K for the year ended December 31, 2003, we reported our share of Borgata’s results on two income statement lines captioned “Operating loss from Borgata” and “Other expense from Borgata, net” in our Consolidated Statements of Operations. This presentation reflected our belief that the reporting of the results in this manner was meaningful to our investors and compliant with Rule 5-03(b)12, which specifically allows for the presentation of the equity method earnings “in a different position or in a different manner if justified by the circumstances.” In addition, we believe this presentation was acceptable under the guidance in Accounting Principles Board (“APB”) Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock (“APB 18”). In reaching that conclusion, we noted that paragraph 11 in the Discussion section of APB 18 stated the following when describing what, at the time, was current practice with regard to equity method accounting:

“Under the equity method, an investment in common stock is generally [emphasis added] shown in the balance sheet of an investor as a single amount. Likewise, an investor’s share of earnings or losses from its investment is ordinarily [emphasis added] shown in its income statement as a single amount.”

Securities and Exchange Commission
Mr. Robert F. Telewicz, Jr.
June 10, 2016

Paragraph 19(c) in the Opinion section of APB 18 then concluded:

“The investment(s) in common stock should be shown in the balance sheet of an investor as a single amount, and the investor’s share of earnings or losses of an investee(s) should ordinarily [emphasis added] be shown in the income statement as a single amount except for the extraordinary items as specified in (d) below.”

We also note that paragraph 19(c) dropped the word “generally” with respect to the balance sheet, but left the word “ordinarily” with respect to the income statement.

In June 2009, paragraph 19(c) was codified into ASC 323-10-45-1, which currently states:

“Under the equity method, an investment in common stock shall be shown in the balance sheet of an investor as a single amount. Likewise, an investor's share of earnings or losses from its investment shall be shown in its income statement as a single amount, except for the extraordinary items as specified in the following paragraph.”

We understand that the slight change in terminology between APB 18 and the Codification may imply that the FASB believed at the time of the codification that the word “ordinarily” was duplicative because it related to the qualifier that followed regarding extraordinary items (i.e., should be shown as a single amount, except for extraordinary items).

However, given that the Codification was not meant to change generally accepted accounting principles, an alternative view is that the reference to “ordinarily” was meant to be in addition to the “except for” language because otherwise the original reference to “ordinarily” in APB 18 would have been duplicative. We also note that the word “ordinarily” was preserved and included in paragraph 19 of APB 18 with regard to the income statement, but the word “generally” was dropped from paragraph 19 with regard to balance sheet (when comparing paragraphs 11 and 19 of APB 18 above). We believe this subtle change in wording may have been deliberate and implies that paragraph 19(c) of APB 18 could be reasonably interpreted as, “…the investor’s share of earnings or losses of an investee(s) should ordinarily be presented as a single line item (except for extraordinary items), but could on certain occasions be presented differently...” Since our investment in Borgata is a mechanism to invest in a gaming entertainment property (our principle line of business) and an extension of our consolidated operations, we believe that the separate disclosure of our equity in the operating income and non-operating items for Borgata is appropriate because it provides the users of our financial statements with meaningful information as they evaluate our overall operating performance.

We consistently presented our equity pick-up of our share of Borgata’s results on two income statement lines until March 2010 when the interest of our joint venture partner was transferred into a divestiture trust and our partner relinquished its substantive participation rights in the management of Borgata. As a result of this event, we commenced consolidation of Borgata in March 2010 and continued to consolidate the joint venture until September 30, 2014, when the divestiture trust was dissolved and our joint venture partner reacquired its interest and its substantive participation rights. For periods after the deconsolidation, our income statement presentation of our equity pick-up reverted to the method followed immediately prior to the placement of our joint venture partner’s interest into the divestiture trust consistent with our original interpretation of APB 18.

We would like to further advise the staff that, as reported on Form 8-K on June 2, 2016, on May 31, 2016, we announced that we have entered into an agreement to sell our equity interest in Borgata to our joint venture partner. This transaction is expected to close in the third quarter of 2016, at which time our equity pick-up of the operations of Borgata will cease.

* * *

Securities and Exchange Commission
Mr. Robert F. Telewicz, Jr.
June 10, 2016

The Company hereby acknowledges that it is responsible for the adequacy and accuracy of its disclosure in the filing reviewed by the Staff; that Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws in the United States.

Sincerely,

/s/ Josh Hirsberg

Josh Hirsberg
Executive Vice President, Chief Financial Officer and Treasurer

cc:    Richard Flaherty, Chairman of the Company’s Audit Committee
Brian A. Larson, Executive Vice President, Secretary and General Counsel
Brandon C. Parris, Morrison & Foerster LLP